Registration No. 333-32595
                                                Filed Pursuant to Rule 424(b)(3)



                            COMFORT SYSTEMS USA, INC.

                        8,000,000 Shares of Common Stock

                 Supplement No. 5 dated February 24, 1999 to
                          Prospectus dated May 5, 1998


AMENDED ANNUAL REPORT ON FORM 10-K

      A copy of the Company's Current Report on Form 10-K/A is attached hereto.

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 10-K/A

                                AMENDMENT NO. 1

                    ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                        Commission file number: 1-13011

                           COMFORT SYSTEMS USA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                        76-0526487
    (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                               777 POST OAK BLVD.
                                   SUITE 500
                              HOUSTON, TEXAS 77056
                                 (713) 830-9600
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered pursuant to Section 12(b) of the Act:

                                              NAME OF EACH EXCHANGE ON
         TITLE OF EACH CLASS                     WHICH REGISTERED
-------------------------------------  -----------------------------------------
    Common Stock, $.01 par value              New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes  [X]     No  [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     As of February 18, 1999, the aggregate market value of the 31,111,391 shares of the registrant's common stock held by non-affiliates of the registrant was $466,670,865, based on the $15.00 last sale price of the registrant's common stock on the New York Stock Exchange on that date.

     As of February 18, 1999, 38,305,026 shares of the registrant's common stock were issued and outstanding.

     DOCUMENTS INCORPORATED BY REFERENCE: The information required by Part III (other than the required information regarding executive officers) is incorporated by reference from the registrant's definitive proxy statement, which was filed with the Commission on April 27, 1998.

================================================================================

EXPLANATORY NOTE TO FORM 10-K/A

     The Registrant is filing on this Amendment No. 1 on Form 10-K/A:

           (i) audited consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997; and

          (ii) management's discussion and analysis of financial condition and results of operations for each of the periods described above, all of which have been restated for various businesses acquired in 1997 accounted for under the pooling of interests method of accounting.

     These acquisitions had been accounted for as immaterial pooling of interests transactions for which prior period financial statements were not restated in the Registrant's 1997 Annual Report on Form 10-K. The restatement resulted from a new evaluation of the aggregate impact of individually immaterial pooling of interests transactions on the Registrant's prior period financial statements.

     The Items of Form 10-K affected by this Amendment No. 1 on Form 10-K/A are as follows:

     Part II Item 6.    Selected Financial Data
     Part II Item 7.    Management's Discussion and Analysis
                        of Financial Condition and Results of
                        Operations
     Part II Item 8.    Financial Statements and
                        Supplementary Data

ITEM 6.  SELECTED FINANCIAL DATA

     On July 2, 1997, the Company completed its IPO and simultaneously acquired the 12 Founding Companies. During the remainder of 1997, the Company completed 27 acquisitions, 14 of which were accounted for as pooling-of-interests (the "Pooled Companies") and 13 of which were accounted for as purchases (the "Purchased Companies"). The following selected historical financial data has been derived from the audited financial statements of the Company for each of the three years ended December 31, 1995, 1996, and 1997, and retroactively reflects the Pooled Companies as appropriate. The remaining selected historical financial data of the Company has been derived from unaudited financial statements of the Company. These unaudited financial statements have been prepared on the same basis as the audited financial statements of the Company, and in the opinion of the Company, reflect all adjustments necessary for a fair presentation of that historical information. The historical financial statement data reflects the acquisitions of the Founding Companies and Purchased Companies as of their respective acquisition dates and reflects twelve of the Pooled Companies (the "Restated Companies") for all periods presented. Two of the Pooled Companies are considered immaterial poolings based upon the relative significance of their individual operations and have not been restated for all periods presented. The selected historical financial data below should be read in conjunction with the historical financial statements and related notes.

                                                             YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------
                                           1993          1994          1995          1996         1997
                                        ----------    ----------    ----------    ----------   ----------
                                        (RESTATED)    (RESTATED)    (RESTATED)    (RESTATED)

                                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
     Revenues........................    $ 57,791      $ 75,215      $ 75,549      $ 97,315    $  237,709
     Operating income................         990         1,936         2,278         5,245         4,531
     Net income (loss)...............         893         1,519         1,721         3,759        (2,830)
BALANCE SHEET DATA:
     Working capital.................    $  4,489      $  5,260      $  7,093      $  9,515    $   57,275
     Total assets....................      16,813        20,330        24,972        31,479       287,780
     Total debt, including current
       portion.......................       2,617         2,131         3,540         3,929        21,211
     Stockholders' equity............       4,503         5,709         7,722        11,357       212,668

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF
        OPERATIONS (RESTATED)

  INTRODUCTION

     The following discussion should be read in conjunction with the consolidated historical financial statements of the Company and related notes thereto. The historical financial statements of the Company have been restated to include the financial position and results of operations of certain businesses acquired and accounted for under the pooling of interests method of accounting.

     This discussion contains forward-looking statements regarding the business and industry of Comfort Systems within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of the Company and involve risks and uncertanties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, risks associated with the difficulty of integrating newly acquired companies while maintaining their financial performance, seasonal or cyclical variation in demand for the Company's products and services, the ability to obtain acquisition financing, increasing competition for acquisition targets as new companies enter the market for HVAC consolidation, labor availability, and the continued issuance of new shares and the resulting overhang of saleable stock and other risks detailed in the Company's continuing reports filed with the Securities and Exchange Commission.

     Comfort Systems was founded in December 1996 to become a leading national provider of HVAC services, focusing primarily on commercial and industrial markets.

     Comfort Systems acquired the twelve Founding Companies in connection with the Offering on July 2, 1997. Subsequent to July 2, 1997 and through December 31, 1997, the Company acquired 27 additional HVAC businesses. Of these additional acquisitions, fourteen acquisitions were accounted for as poolings-of-interests and are referred to herein as the Pooled Companies, and the remaining thirteen acquisitions were accounted for as purchases and are referred to herein as the Purchased Companies. The historical financial statements of the Company have been retroactively restated to give effect to the operations of the Restated Companies. Two of the Pooled Companies are considered immaterial poolings and have not been restated for all periods presented based upon the relative significance of their individual operations as discussed in Item 6.

     Pro forma and historical results are not necessarily indicative of future results of the Company because, among other things, the acquired companies were not under common control or management prior to their acquisition. The results of the Company have historically been subject to seasonal fluctuations. These pro forma combined and historical statements of operations should be read in conjunction with the consolidated financial statements and related notes of Comfort Systems, filed herewith, and the additional information and the respective financial statements and related notes of Comfort Systems and the Founding Companies included in the Company's Registration Statement on Form S-1 (File No. 333-24021) (the "Registration Statement"), as amended, filed with the Securities and Exchange Commission in connection with the Offering.

     The timing and magnitude of acquisitions, assimilation costs and the seasonal nature of the HVAC industry may materially affect operating results. Accordingly, the operating results for any period are not necessarily indicative of the results that may be achieved for any subsequent period.

  PRO FORMA

     The following pro forma information is presented supplementally to reflect the pro forma results of operations as if the acquisition of the Founding Companies occurred on January 1 of the respective years, as presented in the Registration Statement. Therefore, the accompanying unaudited pro forma combined statements of operations and the related management's discussion and analysis of the Company for the years ended December 31, 1997 and 1996, respectively, include the combined operations of the Restated Companies and the Founding Companies from January 1, 1996, and the Purchased Companies from the dates of their acquisition. Two of the Pooled Companies are considered immaterial poolings and have not been restated for all periods presented.

     The Founding Companies, Pooled Companies and Purchased Companies were managed prior to their acquisitions as independent private companies. Therefore, historical selling, general, and administrative expenses for the periods presented in the consolidated financial statements of the Company reflect compensation and related benefits the owners of those businesses received prior to acquisition. Historical selling, general and administrative expenses also include the non-recurring non-cash compensation charge of $11.6 million recorded by Comfort Systems in the first quarter of 1997 related to Common Stock issued to management of and consultants to the Company. The following pro forma combined results of operations have been presented for the purpose of reflecting net income as if the merger of the Founding Companies and the acquisition of the Restated Companies occurred January 1, 1996 and 1997. The pro forma adjustments reflect: (a) certain reductions in salaries and benefits to the former owners ("the Compensation Differential") of the Founding and Purchased Companies which they agreed would take effect as of the date of the acquisitions, (b) pro forma compensation expense of $430,000 for the six months ended June 30, 1997, to reflect the ongoing salaries received by corporate management as though those salaries were being paid prior to the Offering, (c) interest expense on borrowings of $11.0 million that would have been necessary to fund the S Corporation Distributions if they had occurred at the beginning of each period presented, (d) the elimination of the $11.6 million non-recurring non-cash compensation charge referred to above, and (e) the reduction of the acquisition-related costs incurred in the acquisition of the Pooled Companies. In addition, an incremental tax provision has been recorded as if all applicable Purchased and Founding Companies, and Pooled Companies which were C Corporations had been subject to federal and state income taxes.

RESULTS OF OPERATIONS -- PRO FORMA COMBINED (UNAUDITED)

                                                 YEAR ENDED DECEMBER 31,
                                       --------------------------------------------
                                               1996                   1997
                                       ---------------------  ---------------------
                                            (RESTATED)

                                                      (IN THOUSANDS)
Revenues.............................  $  264,882      100.0% $  324,609      100.0%
Cost of services.....................     192,228       72.6     234,336       72.2
                                       ----------  ---------  ----------  ---------
Gross profit.........................      72,654       27.4      90,273       27.8
Selling, general and administrative
  expenses...........................      42,246       15.9      55,966       17.2
Goodwill amortization................       3,495        1.3       3,593        1.1
                                       ----------  ---------  ----------  ---------
Operating income.....................      26,913       10.2      30,714        9.5
Other income (expense)...............        (863)      (0.3)       (461)      (0.2)
                                       ----------  ---------  ----------  ---------
Income before taxes..................      26,050        9.8      30,253        9.3
Provision for income taxes...........      11,077         --      12,721         --
                                       ----------  ---------  ----------  ---------
Pro forma net income.................  $   14,973        5.7% $   17,532        5.4%
                                       ==========  =========  ==========  =========

1997 COMPARED TO 1996 (RESTATED)

     PRO FORMA REVENUES -- Pro forma combined revenues increased 22.5% to $324.6 million for the year ended December 31, 1997. Revenues of $16.7 million for the Purchased Companies acquired in 1997 are included in 1997. No results for these companies are included in 1996. Excluding these amounts, revenues increased 16.2% from 1996 to 1997. This increase was primarily attributable to significant "design and build" projects in the Company's Phoenix operations for a new medical center and a semiconductor fabrication facility, broad growth in commercial and industrial "design and build" activities in Tennessee operations, increased general demand for the Company's services in the Grand Rapids, Michigan market, greater demand for specialized multi-unit installation services in Texas and the Northeast, and increased demand for the Company's commercial service capabilities in the Cincinnati market.

     PRO FORMA GROSS PROFIT -- Pro forma combined gross profit increased 24.3% to $90.3 million for the year ended December 31,1997, primarily due to increased revenue volume. Gross profit from certain Purchased Companies, which are not reported in 1996 results, accounted for 4.4% of the pro forma gross profit in the current year. Pro forma combined gross profit as a percentage of revenues increased from 27.4% to 27.8% in 1997. This increase in gross profit margin was primarily attributable to an overall improvement from the Companies' operations in Mobile, Alabama, associated with its specialized "design and build" HVAC installation capabilities, and the somewhat higher gross margins resulting from the installation and service of HVAC controls-based energy management systems at two locations. These increases in gross profit margin were slightly offset by certain lower margin "design and build" installation projects, which were accepted as a strategic enhancement to the Company's portfolio of "design and build" projects.

     PRO FORMA SELLING, GENERAL AND ADMINISTRATION EXPENSES (SG&A) -- Pro forma combined SG&A expenses, excluding goodwill amortization and non-recurring acquisition related costs, increased $13.7 million or 32.5% to $56.0 million for the year ended December 31,1997, compared to the prior year. Approximately $2.5 million of this increase is attributable to the Purchased Companies, which are not included in 1996 results. The Company's establishment as a public company in 1997 resulted in $2.2 million of corporate office and management expenses in 1997, whereas no such corporate expenses are reflected in 1996 as the Company was not yet public. The remaining increases in SG&A were due principally to additions of personnel and infrastructure to support growth in revenues.

     PRO FORMA OTHER INCOME (EXPENSE) -- Pro forma net other expense decreased due to the increase in interest income of $0.7 million resulting from the investment of temporary excess cash following the Company's Offering of Common Stock in June 1997.

  HISTORICAL

     The following historical consolidated financial information represents the operations of the Restated Companies for all periods presented and the Founding Companies and Purchased Companies from their respective date of acquisitions. Two of the Pooled Companies are considered immaterial poolings and have not been restated for all periods presented. The following historical financial information for 1997 includes the non-recurring non-cash compensation charge of $11.6 million recorded by Comfort Systems in the first quarter of 1997, non-recurring acquisition-related costs and reflects normal recurring corporate costs of Comfort Systems subsequent to the initial public offering. This compensation charge is not deductible for federal and state income taxes. This historical consolidated information has been derived from the audited Consolidated Financial Statements of the Company.

RESULTS OF OPERATIONS--HISTORICAL

                                                            YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------------------
                                               1995                  1996                  1997
                                       --------------------  --------------------  ---------------------
                                                                  (RESTATED)
                                            (RESTATED)          (IN THOUSANDS)
Revenues.............................  $  75,549      100.0% $  97,315      100.0% $  237,709      100.0%
Cost of services.....................     55,519       73.5     72,472       74.5     171,941       72.3
                                       ---------  ---------  ---------  ---------  ----------  ---------
Gross profit.........................     20,030       26.5     24,843       25.5      65,768       27.7
Selling, general and administrative
  expenses...........................     17,752       23.5     19,598       20.1      59,386       25.0
Goodwill amortization................     --         --         --         --           1,851        0.8
                                       ---------  ---------  ---------  ---------  ----------  ---------
Operating income.....................      2,278        3.0      5,245        5.4       4,531        1.9
Other income (expense)...............        185        0.2        (69)      (0.1)         69        0.0
                                       ---------  ---------  ---------  ---------  ----------  ---------
Income before taxes..................      2,463        3.3      5,176        5.3       4,600        1.9
Provision for income taxes...........        742     --          1,417     --           7,430     --
                                       ---------  ---------  ---------  ---------  ----------  ---------
Net income (loss)....................  $   1,721        2.3% $   3,759        3.9% $   (2,830)     (1.2)%
                                       =========  =========  =========  =========  ==========  =========

1997 COMPARED TO 1996

     REVENUES -- Revenues increased $140.4 million, or 144.3%, over 1996, to $237.7 million for the year ended December 31, 1997. The acquisition of the Founding Companies as of July 2, 1997, and the acquisition of the Purchased Companies in the second half of 1997, accounted for 88.8% of the increase in revenues over the prior year. The remaining increase in revenues over the prior year is primarily attributable to increased demand for the Company's commercial service capabilities in the Cincinnati market.

     GROSS PROFIT -- Gross profit increased $40.9 million, or 164.7%, over 1996, to $65.8 million for the year ended December 31, 1997. The acquisition of the Founding Companies and Purchased Companies accounted for 82.8% of the increase over the prior year. Gross profit as a percentage of revenues increased as a result of the Founding Companies' positive impact on the overall gross profit percentage in the second half of 1997 and an overall improvement from the Pooled Companies compared to the prior year. The Company's operations in Mobile, Alabama contributed the largest increase as a percentage of revenues among the Pooled Companies due to higher margins associated with its specialized "design and build" HVAC installation capabilities.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES -- SG&A, excluding goodwill amortization, increased $39.8 million, or 203.0%, over 1996, to $59.4 million for 1997. Approximately one half of this increase is related to the acquisition of the Founding and Purchased Companies. Historical SG&A for 1997 includes the non-recurring, non-cash compensation charge of $11.6 million recorded by Comfort Systems in the first quarter of 1997 related to Common Stock issued to management of and consultants to the Company. The Company's establishment as a public company in 1997 resulted in $2.8 million of corporate office and management expenses in 1997 whereas no such corporate expenses are reflected in 1996 as the Company was not yet public. Of this amount, approximately $0.6 million was non-recurring acquisition costs related to the Pooled Companies. The remaining increase related to increases in personnel and infrastructure to support growth at certain of the Pooled Companies, and does not reflect the reduction in management compensation and benefits as a result of the mergers of these Pooled Companies with Comfort Systems.

     OTHER INCOME (EXPENSE) -- Net other income increased to $0.1 million for the year ended December 31, 1997 due primarily to the increase in interest income of $0.7 million resulting from the investment of temporary excess cash following the Company's Offering of Common Stock in June.

1996 COMPARED TO 1995

     REVENUES -- Revenues increased $21.8 million, or 28.8%, to $97.3 million for the year ended December 31, 1996, compared to the year ended December 31, 1995. The increase in revenues over 1995 is primarily attributable to increased demand for the Company's commercial service capabilities in the Memphis market and commercial installation service capabilities in the Alabama market.

     GROSS PROFIT -- Gross Profit increased $4.8 million, or 24.0%, to $24.8 million for the year ended December 31, 1996, compared to the year ended December 31, 1995. The increase in gross profit was partially a result of increased demand for the Company's commercial service capabilities while maintaining gross profit margins in the Memphis market area and an improvement in gross profit margins in the Cincinnati operations.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES -- SG&A, excluding goodwill amortization, increased $1.8 million, or 10.4%, to $19.6 million for the year ended December 31, 1996 compared to the year ended December 31, 1995. The majority of the increase is due to an addition of personnel in the Cincinnati market area to capitalize on revenue growth opportunities. SG&A for the Pooled Companies in 1995 and 1996 reflects the compensation and related benefits those owners received from their respective businesses prior to the acquisition.

LIQUIDITY AND CAPITAL RESOURCES -- HISTORICAL

     For the year ended December 31, 1997, net cash used in operating activities was $1.7 million due to a decrease in accounts payable of $3.8 million and an increase in accounts receivables of $10.9 million. Accounts payable balances decreased from the date of acquisition at various locations as certain companies took advantage of the consolidated cash management system to receive cash discounts for early payments. Cash provided from operations for 1996 and 1995 was $3.3 million and $0.8 million, respectively, primarily as a result of net income for the periods.

     Cash used in investing activities was $57.5 million for the year ended 1997, primarily in connection with the acquisition of the Founding Companies and Purchased Companies for $54.1 million, net of cash acquired. Cash flows used in investing activities for 1996 and 1995 were $1.9 million and $0.9 million, respectively, primarily for additions to equipment.

     Cash provided by financing activities for the year ended December 31, 1997 was $67.7 million and was primarily attributable to the $79.9 million from the IPO which was partially offset by a net reduction in debt of $10.7 million in the second half of 1997. Net cash used in financing activities in 1996 was $0.7 million from a net reduction in outstanding debt. Net cash provided by financing activities in 1995 was $0.8 million due to the net increase in outstanding debt of $1.3 million.

     On June 27, 1997, Comfort Systems completed the offering of 6,100,000 shares of Common Stock to the public at $13.00 per share. The net proceeds to Comfort Systems from the IPO (after deducting underwriting commissions and offering expenses) were $68.8 million. Of this amount, $45.3 million was used to pay the cash portion of the purchase prices of the Founding Companies.

     In connection with the IPO, the Company granted its underwriters an option to sell an additional 915,000 shares at $13.00 per share. On July 9, the underwriters exercised this option. Net proceeds to the Company from this sale of shares were $11.1 million after deducting underwriting commissions.

     In July 1997, the Company entered into a credit agreement with Bank One, Texas, N.A. (the "Credit Facility"). The Credit Facility was amended and restated in September 1997 primarily to provide for additional banks to lend to the Company under the Credit Facility. The Credit Facility provides the Company with an unsecured revolving line of credit of $75 million. The Company has a choice of two interest rate options when borrowing under the Credit Facility. Under one option, the interest rate is determined based on the higher of the Federal Funds Rate plus 0.5% or the bank's prime rate. An additional margin of zero to 0.25% is then added to the higher of these two rates. The additional margin depends on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization for the preceding twelve months ("EBITDA"). For purposes of this ratio, EBITDA may include the preceding twelve months' results for any companies acquired during the last year. Under the other interest rate option, borrowings bear interest based on designated short-term Eurodollar rates (which generally approximate the London Interbank Offered Rates or LIBOR, as published in major financial media) plus one to two percentage points, again depending on the ratio of debt to EBITDA. In addition, commitment fees of 0.125% to 0.375% per annum, also depending on the ratio of debt to EBITDA, are payable on the unused portion of the line of credit. The Credit Facility prohibits the payment of dividends by the Company without lender's approval and requires the Company to comply with certain financial covenants. The Credit Facility expires on July 2, 2000, at which time, all amounts outstanding under the facility are due.

     The Credit Facility was further amended in April 1998 and again in December 1998 in order to increase borrowing capacity and to provide for additional banks to lend to the Company under the Credit Facility. The Credit Facility provides the Company with a revolving line of credit of $300 million secured by accounts receivable, inventory of the Company and the shares of capital stock of the Company's subsidiaries. The Company continues to have a choice of the two interest rate options when borrowing under the Credit Facility. Under one option, the interest rate is determined based on the higher of the Federal Funds Rate plus one-half percentage point or the bank's prime rate. An additional margin of zero to 1.25% is then added to the higher of these two rates. Under the other interest rate option, borrowings bear interest based on designated short-term Eurodollar rates (which generally approximate LIBOR) plus 1.0% to 2.5%. The additional margin depends on the ratio of the Company's debt to EBITDA. Commitment fees of 0.25% to 0.5% per annum, also depending of the ratio of debt to EBITDA, are payable on the unused portion of the facility. The amended Credit Facility expires on November 1, 2001, at which time all amounts outstanding under the facility are due.

     As of December 31, 1997, the Company had borrowed $15.3 million under the Credit Facility at an average interest rate of approximately 6.7% per annum for the second half of 1997. As of February 18, 1999 $178.6 million was outstanding under the amended facility.

     The Company intends to pursue additional acquisition opportunities. The Company anticipates that available borrowings under its Credit Facility and cash flow from operations will provide cash in excess of the Company's normal working capital needs, debt service requirements and planned capital expenditures for equipment. Should the Company accelerate or revise its acquisition program, the Company may need to seek additional financing through the public or private sale of equity or debt securities. There can be no assurance that the Company will secure such financing if and when it is needed, or that such financing will be available on terms that the Company deems acceptable.

YEAR 2000

     Computers, software, and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to process accurately certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000 issue." The Company has implemented a Year 2000 program and is using both internal and external resources to assess and replace or reprogram computers, software and other equipment as needed. Key areas of the Company's operations that are being addressed include external customers, external suppliers and internal computers, software and potential back-up and contingency plans.

     Year 2000 considerations may have an effect on some of the Company's customers and suppliers, and thus indirectly on the Company. The Company is assessing the potential effect on the Company with respect to customers and suppliers with Year 2000 issues and does not expect a material affect on the Company's financial condition or results of operations at this time. The Company has initiated communications with its significant customers and suppliers to assess the extent to which the Company is vulnerable to those third parties with which the Company transacts business.

     The Company's initial assessment identified Year 2000 issues within the Company's operating systems. The total cost of anticipated Year 2000 enhancements is approximately $500,000 and is being funded from operating cash flows. The majority of such costs are for the acquisition of hardware and software and will be capitalized. The remaining costs will be expensed as incurred and are not expected to have a material effect on the results of operations. The Company expects, but cannot provide assurance, to be substantially complete with Year 2000 enhancements for internal operating systems by September 1999, which is prior to any significant anticipated impact on its operating systems.

     The ability of third parties with which the Company transacts business to adequately address Year 2000 issues is outside of the Company's control. There can be no assurance that the failure of the Company, or such third parties, to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's financial condition or results of operations. At this time, the Company does not expect such an adverse impact.

SEASONALITY AND CYCLICALITY

     The HVAC industry is subject to seasonal variations. Specifically, the demand for new installation and replacement is generally lower during the winter months due to reduced construction activity during inclement weather and less use of air conditioning during the colder months. Demand for HVAC services is generally higher in the second and third calendar quarters due to increased construction activity and increased use of air conditioning during the warmer months. Accordingly, the Company expects its revenues and operating results generally will be lower in the first and fourth calendar quarters.

     Historically, the construction industry has been highly cyclical. As a result, the Company's volume of business may be adversely affected by declines in new installation projects in various geographic regions of the United States.

FACTORS WHICH MAY AFFECT FUTURE RESULTS

     The Company's future operating results are difficult to predict and may be affected by a number of factors, including the lack of a combined operating history and the difficulty of integrating acquired businesses, difficulties in implementing its acquisition strategy, seasonal and cyclical fluctuations in the demand for HVAC systems and the availability of acquisition financing. As a result of these and other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis.

     The Company's success depends in part on its ability to integrate the businesses that it acquires. The acquired businesses operated as separate, independent entities prior to their affiliation with the Company, and there can be no assurance that the Company will be able to integrate the operations of these businesses successfully or institute the necessary systems and procedures, including accounting and financial reporting systems, to effectively manage the combined enterprise on a profitable basis. The pro forma combined historical financial results of the acquired businesses primarily cover periods when such businesses were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results.

     The Company has grown and intends to continue to grow significantly through the acquisition of additional HVAC and complementary businesses, but in the future it could face difficulties in implementing its acquisition strategy. The Company faces increasing competition for acquisition candidates, a fact that may limit the number of acquisition opportunities and may lead to higher acquisition prices. The HVAC industry is currently undergoing rapid consolidation on both a national and a regional level by the Company and by other companies that have acquisition objectives that are similar to the Company's objectives. Additionally, HVAC equipment manufacturers and certain public utilities are beginning to enter the maintenance, repair and replacement segment of the HVAC industry. These companies generally are better capitalized, have greater name recognition and may be able to provide these services at a lower cost.

     Acquisitions also involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention and failure to retain key personnel of the acquired business. There are also risks associated with unanticipated events or liabilities resulting from the acquired businesses' operations prior to their acquisition. Any of these risks, or a combination of them, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The timing, size and success of the Company's acquisition efforts depend in large part on the availability of financing. The Company intends to continue to finance future acquisitions by using shares of its Common Stock for a substantial portion of the consideration to be paid. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, to maintain its acquisition program. One factor that may affect the Common Stock's market price in the future, and thus its usefulness as acquisition currency, is the dilutive effect of the continued issuance of shares in connection with acquisitions. The availability of such shares in the market when they become eligible for sale could affect the Company's stock valuation (i.e., upon the expiration of contractual restrictions or of specified holding periods for unregistered shares). If the Company fails to maintain its stock valuation, and if the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financing.

     Key elements of the Company's strategy are to both maintain and improve the profitability of the acquired businesses and to continue to expand the revenues of acquired businesses. The Company's level of success in this strategy, if any, will be affected by demand for new or replacement HVAC systems. In part, such demand will turn on factors outside the Company's control, such as the level of new construction or the potential for slower replacement based upon the overall level of activity in the economy. The HVAC industry is subject to both seasonal and cyclical variations, meaning that temperate weather and downturns in the domestic or a regional economy will negatively affect overall demand for the Company's services.

     The timely provision of high-quality installation service and maintenance, repair and replacement of HVAC systems by the Company requires an adequate supply of skilled HVAC technicians. In addition, the Company depends on the senior management of the businesses it acquires to remain committed to the success of the business after its acquisition and through a transition period. Accordingly, the Company's ability to increase its productivity and profitability are also affected by its ability to employ, train and retain the skilled technicians necessary to meet the Company's service requirements, and to retain senior management in acquired businesses.

     HVAC systems are also subject to various environmental statutes and regulations, including the Clean Air Act and those regulating the production, servicing and disposal of certain ozone depleting refrigerants used in HVAC systems. There can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. The Company's failure to comply, or the costs of compliance, with such laws and regulations could adversely affect the Company's future results.

     Because of these and other factors, past financial performance should not necessarily be considered an indicator of future performance. Investors should not rely solely on historical trends to anticipate future results and should be aware that the trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, general conditions in the HVAC industry, the increasing supply of tradable stock, changes in analysts' earnings estimates, and recommendations by analysts or other events.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA.

                           COMFORT SYSTEMS USA, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED DECEMBER 31, 1997 & 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

     This pro forma combined financial statement should be read in conjunction with the audited historical Consolidated Financial Statements of Comfort Systems USA, Inc. included elsewhere in this report.
                                           YEAR ENDED DECEMBER
                                                   31,
                                          ----------------------
                                             1996        1997
                                          ----------  ----------
                                          (RESTATED)

                                              (IN THOUSANDS)
Revenues................................  $  264,882  $  324,609
Cost of services........................     192,228     234,336
                                          ----------  ----------
Gross profit............................      72,654      90,273
Selling, general and administrative
  expenses..............................      42,246      55,966
Goodwill amortization...................       3,495       3,593
                                          ----------  ----------
Operating income........................      26,913      30,714
Other income (expense)..................        (863)       (461)
                                          ----------  ----------
Income before taxes.....................      26,050      30,253
Provision for income taxes..............      11,077      12,721
                                          ----------  ----------
Pro forma net income....................  $   14,973  $   17,532
                                          ==========  ==========
Pro forma net income per share..........  $     0.65  $     0.72
Shares used in computing pro forma net
  income per share......................      22,904      24,502

     The unaudited pro forma financial information for the years ended December 31, 1997 and 1996, includes the results of Comfort Systems and the Founding Companies from January 1, 1996, the Purchased Companies from date of their respective acquisitions and the retroactive restatement to January 1, 1996 of 12 of the 14 Pooled Companies. This pro forma combined financial information includes the effects of (a) the Offering, (b) certain reductions in salaries and benefits to the former owners (the "Compensation Differential") of the Founding Companies and Pooled Companies which they agreed would take effect as of the acquisition date, (c) amortization of goodwill resulting from the acquisitions of Purchased and Founding Companies, (d) elimination of the compensation expense related to the non-recurring non-cash compensation charge of $11.6 million recorded by Comfort Systems in the first quarter of 1997 related to Common Stock issued to management of and consultants to the Company,
(e) pro forma compensation expense of $430,000 for the six months ended June 30, 1997, to reflect the ongoing salaries received by corporate management as though those salaries were being paid prior to the Offering, and (f) interest expense on borrowings of $11.0 million that would have been necessary to fund certain S Corporation distributions if they had occurred at the beginning of the period. In addition, an incremental tax provision has been recorded as if all applicable Purchased and Founding Companies, and Pooled Companies which were C Corporations had been subject to federal and state income taxes. Diluted earnings per share and basic earnings per share are the same for all periods presented above.

     This pro forma financial information may not be comparable to and may not be indicative of the Company's future results of operations because these acquired companies were not under common control or management.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Comfort Systems USA, Inc.:

     We have audited the accompanying consolidated balance sheets of Comfort Systems USA, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comfort Systems USA, Inc., and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As described in Note 13, the Company has restated its 1996 and 1995 consolidated financial statements to include the financial position, results of operations and cash flows of various businesses acquired in 1997 which had been treated as immaterial pooling of interests transactions for which prior periods were not previously restated.

ARTHUR ANDERSEN LLP
Houston, Texas
February 18, 1999

                           COMFORT SYSTEMS USA, INC.
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                             DECEMBER 31,
                                        -----------------------
                                           1996         1997
                                        ----------   ----------
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......    $  6,141    $   14,533
     Accounts receivable.............      16,899        73,826
     Less -- Allowance...............         227         1,034
                                        ----------   ----------
          Accounts receivable, net...      16,672        72,792
     Other receivables...............         278           884
     Inventories.....................       1,090         6,214
     Prepaid expenses and other......       1,743         4,428
     Costs and estimated earnings in
      excess of billings.............       1,476        12,050
                                        ----------   ----------
          Total current assets.......      27,400       110,901
PROPERTY AND EQUIPMENT, net..........       3,363        12,046
GOODWILL, net........................      --           163,126
                                        ----------   ----------
OTHER NONCURRENT ASSETS..............         716         1,707
                                        ----------   ----------
          Total assets...............    $ 31,479    $  287,780
                                        ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of long-term
      debt...........................    $  1,770    $      869
     Accounts payable................       6,074        22,805
     Accrued compensation and
      benefits.......................       2,604         5,622
     Payable to
      stockholders/affiliates........         500            16
     Billings in excess of costs and
      estimated earnings.............       3,760        10,100
     Income taxes payable............         384         4,928
     Other current liabilities.......       2,793         9,286
                                        ----------   ----------
          Total current
        liabilities..................      17,885        53,626
DEFERRED INCOME TAXES................         502           960
LONG-TERM DEBT, NET OF CURRENT
  MATURITIES.........................       1,317        20,326
PAYABLE TO STOCKHOLDERS/AFFILIATES...         342        --
OTHER LONG-TERM LIABILITIES..........          76           200
                                        ----------   ----------
          Total liabilities..........      20,122        75,112
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Preferred stock, $.01 par,
      5,000,000 authorized, none
      issued and outstanding.........      --            --
     Common stock, $.01 par,
      52,969,912 shares authorized,
      4,628,545 and 26,575,669 shares
      issued and outstanding,
      respectively                             46           266
     Additional paid-in capital......          96       205,709
     Retained earnings...............      11,215         6,693
                                        ----------   ----------
          Total stockholders'
        equity.......................      11,357       212,668
                                        ----------   ----------
          Total liabilities and
             stockholders' equity....    $ 31,479    $  287,780
                                        ==========   ==========

      Reflects a 121.1387-for-one stock split effective on March 19, 1997

  The accompanying notes are an integral part of these consolidated financial statements.

                           COMFORT SYSTEMS USA, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                           1995          1996         1997
                                        ----------    ----------   ----------
                                        (RESTATED)    (RESTATED)
REVENUES.............................    $ 75,549      $ 97,315    $  237,709
COST OF SERVICES.....................      55,519        72,472       171,941
                                        ----------    ----------   ----------
          Gross profit...............      20,030        24,843        65,768
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...........................      17,752        19,598        58,811
GOODWILL AND OTHER AMORTIZATION......      --            --             1,851
ACQUISITION RELATED EXPENSES.........      --            --               575
                                        ----------    ----------   ----------
          Operating income...........       2,278         5,245         4,531
OTHER INCOME (EXPENSE):
     Interest income.................         255           283         1,149
     Interest expense................        (203)         (244)       (1,212)
     Other...........................         133          (108)          132
                                        ----------    ----------   ----------
          Other income (expense).....         185           (69)           69
                                        ----------    ----------   ----------
INCOME BEFORE INCOME TAXES...........       2,463         5,176         4,600
PROVISION FOR INCOME TAXES...........         742         1,417         7,430
                                        ----------    ----------   ----------
NET INCOME (LOSS)....................    $  1,721      $  3,759    $   (2,830)
                                        ==========    ==========   ==========
NET INCOME (LOSS) PER SHARE:
     Basic...........................    $   0.20      $   0.43    $     (.16)
                                        ==========    ==========   ==========
     Diluted.........................    $   0.20      $   0.43    $     (.16)
                                        ==========    ==========   ==========
SHARES USED IN COMPUTING NET INCOME
  (LOSS)
  PER SHARE:
     Basic...........................       8,679         8,679        17,515
                                        ==========    ==========   ==========
     Diluted.........................       8,679         8,679        17,515
                                        ==========    ==========   ==========

      Reflects a 121.1387-for-one stock split effective on March 19, 1997

  The accompanying notes are an integral part of these consolidated financial statements.

                           COMFORT SYSTEMS USA, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              COMMON STOCK         ADDITIONAL    RETAINED         TOTAL
                                          ---------------------     PAID-IN      EARNINGS     STOCKHOLDERS'
                                             SHARES      AMOUNT     CAPITAL      (DEFICIT)       EQUITY
                                          ------------   ------    ----------    ---------    -------------

BALANCE AT DECEMBER 31, 1994
  (Restated)............................     4,438,222   $  44     $       80     $  5,598      $   5,722
     S Corporation distributions made by
       certain Pooled Companies.........       --         --           --             (491)          (491)
     Net income.........................       --         --           --            1,721          1,721
     Other..............................       --         --           --               43             43
                                          ------------   ------    ----------    ---------    -------------
BALANCE AT DECEMBER 31, 1995
  (Restated)............................     4,438,222      44             80        6,871          6,995
     S Corporation distributions made by
       certain Pooled Companies.........       --         --           --             (613)          (613)
     Adjustments to conform fiscal
       year-ends of Pooled Companies....       --         --           --            1,104          1,104
     Initial Capitalization.............       121,139       1         --           --                  1
     Net income.........................       --         --           --            3,759          3,759
     Pooled Companies not restated......        69,184       1             11          317            329
     Other..............................       --         --                5         (223)          (218)
                                          ------------   ------    ----------    ---------    -------------
BALANCE AT DECEMBER 31, 1996
  (Restated)............................     4,628,545      46             96       11,215         11,357
     Issuance of Common stock:
          Proceeds of the Initial Public
             Offering...................     7,015,000      70         79,805       --             79,875
          Acquisition of Founding
             Companies..................     9,720,927      98        100,999       --            101,097
          Issuance of management
             shares.....................     4,118,708      41         11,556       --             11,597
          Acquisition of Purchased
             Companies..................     1,092,489      11         13,253       --             13,264
     S Corporation distributions made by
       certain Pooled Companies.........       --         --           --           (1,692)        (1,692)
     Net loss...........................       --         --           --           (2,830)        (2,830)
                                          ------------   ------    ----------    ---------    -------------
BALANCE AT DECEMBER 31, 1997............    26,575,669   $ 266     $  205,709     $  6,693      $ 212,668
                                          ============   ======    ==========    =========    =============

      Reflects a 121.1387-for-one stock split effective on March 19, 1997

  The accompanying notes are an integral part of these consolidated financial statements.

                           COMFORT SYSTEMS USA, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                           1995           1996         1997
                                        ----------     ----------   ----------
                                        (RESTATED)     (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................    $  1,721       $  3,759    $   (2,830)
  Adjustments to reconcile net income
     (loss) to net cash provided by
     (used in) operating
     activities --
     Depreciation and amortization
     expense.........................         782            967         3,997
     Bad debt expense................          36            177           347
     Compensation expense related to
       issuance of management
       shares........................      --             --            11,556
     Deferred tax expense
     (benefit).......................         (24)           279          (663)
     Loss (gain) on sale of property
       and equipment.................         (20)             4          (100)
     Changes in operating assets and
       liabilities, net of effects of
       acquisitions of Founding and
       Purchased Companies --
       (Increase) decrease in --
          Receivables, net...........      (1,975)        (3,966)      (10,890)
          Inventories................         (18)          (422)        1,053
          Prepaid expenses and other
             current assets..........         (27)        (1,265)          160
          Cost and estimated earnings
             in excess of billings...        (776)         1,312        (4,261)
          Other noncurrent assets....        (167)           221           (63)
       Increase (decrease) in --
          Accounts payable and
             accrued liabilities.....         872            529          (478)
          Billings in excess of costs
             and estimated
             earnings................         279          1,434           402
     Other, net......................         159            228            30
                                        ----------     ----------   ----------
          Net cash provided by (used
             in) operating
             activities..............         842          3,257        (1,740)
                                        ----------     ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
  equipment..........................        (947)        (1,982)       (3,930)
  Proceeds from sales of property and
  equipment..........................          79             43           474
  Cash paid for Founding Companies,
  net of cash acquired...............      --             --           (42,295)
  Cash paid for Purchased Companies,
     net of cash acquired............      --             --           (11,781)
                                        ----------     ----------   ----------
          Net cash used in investing
             activities..............        (868)        (1,939)      (57,532)
                                        ----------     ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt.........        (383)        (1,699)      (37,114)
  Borrowings of long-term debt.......       1,721          1,582        26,453
  S Corporation distributions paid
      by certain Pooled Companies..          (491)          (613)       (1,591)
  Proceeds from issuance of common
     stock, net of offering costs....      --             --            79,916
  Other..............................         (35)            52        --
                                        ----------     ----------   ----------
          Net cash provided by (used
             in) financing
             activities..............         812           (678)       67,664
                                        ----------     ----------   ----------
NET INCREASE IN CASH AND CASH
EQUIVALENTS..........................         786            640         8,392
CASH AND CASH EQUIVALENTS, beginning
  of year............................       4,715          5,501         6,141
                                        ----------     ----------   ----------
CASH AND CASH EQUIVALENTS, end of
year.................................    $  5,501       $  6,141    $   14,533
                                        ==========     ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                           COMFORT SYSTEMS USA, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED)
                               DECEMBER 31, 1997

1.  BUSINESS AND ORGANIZATION:

     Comfort Systems USA, Inc., a Delaware corporation, ("Comfort Systems" and collectively with its subsidiaries, the "Company"), is a national provider of comprehensive heating, ventilation and air conditioning ("HVAC") installation, maintenance, repair and replacement services. Founded in December 1996, the Company is consolidating the fragmented commercial and industrial HVAC markets, executing most of its applications within office buildings, retail centers, apartment complexes, hotels, manufacturing plants and government facilities. In addition to standard HVAC services, the Company also provides specialized applications such as process cooling, control systems, electronic monitoring and process piping. Certain locations also perform related services such as electrical and plumbing.

     On July 2, 1997, Comfort Systems completed the initial public offering (the "IPO") of its common stock (the "Common Stock") and simultaneously acquired in separate concurrent transactions twelve companies (collectively referred to as the "Founding Companies") engaged in providing HVAC services. The Founding Companies had operations in ten states. Subsequent to the IPO, and through December 31, 1997, the Company acquired 27 HVAC and related businesses. These companies added operating locations in an additional 10 states (which includes Puerto Rico). These acquisitions included six "tuck-in" operations which were combined with existing Comfort Systems locations in 1997.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     For financial statement purposes, Comfort Systems has been identified as the accounting acquirer. Accordingly, the historical financial statements include those of Comfort Systems since December 1996. Of the 27 acquisitions noted above, 14 were accounted for as poolings-of-interests (the "Pooled Companies") and 13 were accounted for as purchases (the "Purchased
Companies"). These consolidated financial statements reflect the acquisitions of the Founding Companies and Purchased Companies as of their respective acquisition dates and reflects twelve of the Pooled Companies (the "Restated Companies") for all periods presented. Two of the Pooled Companies are considered immaterial poolings based upon the relative significance of their individual operations and have not been restated for all periods presented. The acquisitions of the Founding and Purchased Companies were accounted for using the purchase method of accounting. The allocations of the purchase prices to the assets acquired and liabilities assumed of these companies have been recorded based on preliminary estimates of fair value and may be changed as additional information becomes available.

     Prior to their acquisition by Comfort Systems, five of the Pooled Companies reported annual results based on fiscal year-ends other than December 31. An adjustment to conform the year-ends of these companies to December 31 year-ends was made in 1996 resulting in an increase of approximately $1.1 million to retained earnings and cash flows for 1996.

     The accompanying consolidated financial statements have been restated to include the financial position and results of operations of various businesses acquired in 1997 and accounted for under the pooling of interests method of accounting.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Comfort Systems and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH FLOW INFORMATION

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

     Cash paid for interest in 1995, 1996 and 1997 was approximately $242,000, $246,000, and $492,000, respectively. Cash paid for income taxes in 1995, 1996 and 1997 was approximately $228,000, $697,000, and $985,000, respectively.

     The Company recorded capital leases in 1995, 1996 and 1997 of approximately $ -- , $ -- , and $114,000, respectively.

INVENTORIES

     Inventories consist of parts and supplies held for use in the ordinary course of business and are stated at the lower of cost or market using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the expected life of the lease or the estimated useful life of the asset.

     Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated over the remaining useful life of the equipment. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

GOODWILL

     Goodwill represents the excess of the aggregate purchase price paid by the Company in acquisitions accounted for as purchases over the fair value of the net tangible assets acquired. Goodwill is amortized on a straight-line basis over 40 years.

     The Company periodically evaluates the recoverability of the remaining balance of goodwill recorded from business acquisitions. The Company uses an estimate of future income from operations and cash flows, as well as other economic and business factors as a measure of recoverability of these assets.

     As of December 31, 1997, accumulated amortization of goodwill was approximately $1.9 million.

REVENUE RECOGNITION

     The Company recognizes revenue when services are performed except when work is being performed under a construction contract. Revenues from construction contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs for each contract. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and revenues, and their effects are recognized in the period in which the revisions are determined.

     Receivable balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, the retention balance will be billed and collected in the upcoming fiscal year.

WARRANTY COSTS

     The Company typically warrants labor for the first year after installation on new air conditioning and heating systems. The Company generally warrants labor for 30 days after servicing of existing air conditioning and heating systems. A reserve for warranty costs is recorded upon completion of installation or service.

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

INCOME TAXES

     The Company will file a consolidated return for federal income tax purposes. Income taxes are provided for under the liability method, which takes into account differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets represent the tax effect of activity that has been reflected in the financial statements but which will not be deductible for tax purposes until future periods. Deferred tax liabilities represent the tax effect of activity that has been reflected in the financial statements but which will not be taxable until future periods.

     Certain of the Pooled Companies were S Corporations for income tax purposes and, accordingly, any income tax liabilities for the periods prior to the acquisition date are the responsibility of the respective stockholders. All acquired entities are subject to corporate income taxes subsequent to their acquisition.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of revenues, expenses, assets, liabilities and contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

     The Company provides services to a broad range of geographical regions. The Company's credit risk primarily consists of receivables from a variety of customers including, general contractors, property owners and developers, and commercial and industrial companies. The Company reviews its accounts receivable and provides allowances as deemed necessary.

IMPAIRMENT OF LONG-LIVED ASSETS

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

3.  BUSINESS COMBINATIONS:

POOLINGS

     During 1997, the Company acquired all of the outstanding stock of the Pooled Companies in exchange for 4,507,406 shares of Common Stock. These acquisitions have been accounted for as poolings-of-interests as described in
Note 2. These companies provide HVAC and related services.

     The historical financial statements for 1995 and 1996 represent the operations of the Restated Companies prior to their acquisition by the Company. The combined revenues and net income of the Pooled Companies for the preacquisition period in 1997 were $94.6 million and $5.5 million, respectively.

PURCHASES

     Subsequent to the IPO, Comfort Systems acquired the thirteen Purchased Companies, which were accounted for as purchase transactions. These companies provide HVAC and related services. The aggregate consideration paid in these transactions was $14.5 million in cash, 1,092,489 shares of Common Stock with a market value at the date of acquisition totaling $13.3 million and $5.0 million in the form of convertible subordinated notes (the "Notes"). These notes are convertible at various dates in 1998 or 1999

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED) and thereafter into 225,473 or 220,449 shares of Common Stock, respectively. The accompanying balance sheet as of December 31, 1997 includes allocations of the respective purchase prices to the assets acquired and liabilities assumed based on preliminary estimates of fair value and is subject to final adjustment. The allocations resulted in $25.4 million of goodwill, which represents the excess of purchase price over the estimated fair value of the net assets acquired for the Purchased Companies. In conjunction with the acquisitions, goodwill was determined as follows (in thousands):

Fair value of assets acquired, net of
  cash acquired......................  $  (21,677)
Liabilities assumed..................      17,010
Cash paid, net of cash acquired......      11,781
Estimated market value of stock
  consideration......................      13,264
Issuance of convertible notes........       4,978
                                       ----------
Goodwill.............................  $   25,356
                                       ==========

     The unaudited pro forma data presented below consists of the income statement data presented in these consolidated financial statements plus (a) income statement data for the Founding Companies for the year ended December 31, 1996, and the six months ended June 30, 1997, and (b) income statement data for the Purchased Companies as if they were effective on January 1, 1996 through the respective dates of acquisitions (in thousands, except per share data):

                                        YEAR ENDED DECEMBER
                                                31,
                                       ----------------------
                                          1996        1997
                                       ----------  ----------
                                            (UNAUDITED)
Revenues.............................  $  328,740  $  381,528
Net income...........................      16,543      19,294
Net income per share.................        0.64        0.76

     Pro forma adjustments included in the preceding tables regarding the Founding Companies and the Purchased Companies primarily relate to (a) certain reductions in salaries and benefits to the former owners (the "Compensation Differential") of the Founding Companies, Pooled Companies and Purchased Companies which they agreed would take effect as of the acquisition date, (b) pro forma compensation expense of $430,000 for the six months ended June 30, 1997, to reflect the ongoing salaries received by corporate management as though these salaries were being paid prior to the Offering, (c) elimination of merger costs in connection with the acquisition of the Pooled Companies, (d) amortization of goodwill related to the Purchased and Founding Companies, (e) elimination of the non-recurring, non-cash compensation charge of $11.6 million recorded by Comfort Systems in the first quarter of 1997 related to Common Stock issued to management of and consultants to the Company, and (f) interest expense on borrowings of $11.0 million that would have been necessary to fund certain S Corporation distributions as if they had occurred at the beginning of each period presented. In addition, an incremental tax provision has been recorded as if all applicable Purchased and Founding Companies and Pooled Companies which were C Corporations had been subject to federal and state income taxes.

     The pro forma combined results presented above are not necessarily indicative of actual results which might have occurred had the operations and management teams of the Company, the Founding Companies, the Purchased Companies and Pooled Companies been combined at the beginning of the periods presented.

ADDITIONAL ACQUISITIONS

     For the three months ended March 31, 1998, Comfort Systems acquired 11 additional companies, which were accounted for as purchase transactions. These companies also provide HVAC and complementary services. The aggregate consideration in these transactions was $16.6 million in cash, 2,220,416 shares of Common Stock valued at $25.8 million, and $1.9 million in Notes. Approximately $1.3 million of

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED) these Notes are convertible at various dates in 2000, 2001 and 2002 into 53,700 shares of Common Stock, respectively. The allocation of the respective purchase prices to the assets assumed and liabilities acquired resulted in $43.7 million of goodwill related to the companies acquired during the first three months of 1998.

     For the three months ended June 30, 1998, Comfort Systems acquired 17 additional companies, which were accounted for as purchase transactions. These companies also provide HVAC and complementary services. The aggregate consideration in these transactions was $36.8 million in cash, 2,016,141 shares of Common Stock valued at $29.1 million, and $17.7 million in Notes. Approximately all of these Notes are convertible at various dates in 1999, 2000 and 2001 into 603,430 shares of Common Stock. The allocation of the respective purchase prices to the assets assumed and liabilities acquired resulted in $69.0 million of goodwill related to the companies acquired during the second quarter of 1998.

     For the three months ended September 30, 1998, Comfort systems acquired 12 additional companies, which were accounted for as purchase transactions. These companies also provide HVAC and complementary services. The aggregate consideration in these transactions was $22.6 million in cash, 1,763,928 shares of Common Stock valued at $23.5 million, and $3.9 million in Notes. The Notes are convertible beginning in 1999 into 149,533 shares of Common Stock. The allocation of the respective purchase prices to the assets assumed and liabilities acquired resulted in $41.8 million of goodwill related to the companies acquired during the third quarter of 1998. Also during the third quarter of 1998, the Company acquired all of the outstanding stock of three Pooled Companies in exchange for 1,437,767 shares of Common Stock. These acquisitions have been accounted for as poolings-of-interests.

     For the three months ended December 31, 1998, Comfort Systems acquired 11 additional companies, which were accounted for as purchase transactions. These companies also provide HVAC and complementary services. The aggregate consideration in these transactions was $84.3 million in cash, 3,241,127 shares of Common Stock valued at $33.3 million, and $36.9 million in Notes. Approximately $34.1 million of these notes are convertible at various dates in 1999, 2000, 2001 into 1,403,081 shares of Common Stock. The allocation of the respective purchase prices to the assets assumed and liabilities acquired resulted in $122.2 million of goodwill related to the companies acquired during the fourth quarter of 1998.

     Subsequent to December 31, 1998, and through February 18, 1999, the Company completed four additional acquisitions (the "Additional Acquisitions") for approximately $2.1 million in cash, 156,051 shares of Common Stock and $0.4 million in Notes. Annualized revenues from the businesses acquired in the Additional Acquisitions were approximately $9.4 million. All of these acquisitions will be accounted for as purchase transactions.

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

4.  PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following (dollars in thousands):

                                         ESTIMATED         DECEMBER 31,
                                        USEFUL LIVES   --------------------
                                          IN YEARS       1996       1997
                                        ------------   ---------  ---------
Land.................................        N/A       $  --      $      95
Transportation equipment.............        3-7           4,362     14,450
Machinery and equipment..............       3-15           2,130      7,211
Computer and telephone equipment.....        3-7           1,232      4,118
Buildings and leasehold
  improvements.......................       3-20             869      3,174
Furniture and fixtures...............       3-10             677      2,625
                                                       ---------  ---------
                                                           9,270     31,673
Less -- Accumulated depreciation.....                      5,907     19,627
                                                       ---------  ---------
     Property and equipment, net.....                  $   3,363  $  12,046
                                                       =========  =========

5.  DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Activity in the Company's allowance for doubtful accounts consists of the following (in thousands):

                                           DECEMBER 31,
                                       --------------------
                                         1996       1997
                                       ---------  ---------
Balance at beginning of year.........  $     196  $     227
Additions for bad debt expense.......        177        347
Deductions for recoveries and for
  uncollectible receivables written
  off................................       (146)      (149)
Allowance for doubtful accounts of
  Founding and Purchased Companies at
  acquisition dates..................     --            609
                                       ---------  ---------
     Balance at end of year..........  $     227  $   1,034
                                       =========  =========

     Other current liabilities consist of the following (in thousands):

                                              DECEMBER 31,
                                          --------------------
                                            1996       1997
                                          ---------  ---------
Accrued warranty costs..................  $     192  $   1,743
Accrued insurance expense...............        118        549
Deferred income taxes...................         59      1,430
Deferred revenue........................     --            770
Other current liabilities...............      2,424      4,794
                                          ---------  ---------
                                          $   2,793  $   9,286
                                          =========  =========

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

     Installation contracts in progress are as follows (in thousands):

                                              DECEMBER 31,
                                          ---------------------
                                            1996        1997
                                          ---------  ----------
Costs incurred on contracts in
progress................................  $  25,829  $  143,222
Estimated earnings, net of losses.......      5,947      38,966
                                          ---------  ----------
                                             31,776     182,188
Less -- Billings to date................     34,060     180,238
                                          ---------  ----------
                                          $  (2,284) $    1,950
                                          =========  ==========
Costs and estimated earnings in excess
  of billings on uncompleted
  contracts.............................  $   1,476  $   12,050
Billings in excess of costs and
  estimated earnings on uncompleted
  contracts.............................     (3,760)    (10,100)
                                          ---------  ----------
                                          $  (2,284) $    1,950
                                          =========  ==========

6.  LONG-TERM DEBT OBLIGATIONS:

     Long-term debt obligations consist of the following (in thousands):

                                              DECEMBER 31,
                                          --------------------
                                            1996       1997
                                          ---------  ---------
Revolving credit facility...............  $  --      $  15,300
Notes...................................     --          4,978
Other...................................      3,087        917
                                          ---------  ---------
Total long-term.........................      3,087     21,195
Less: current maturities                      1,770        869
                                          ---------  ---------
                                          $   1,317  $  20,326
                                          =========  =========

     At December 31, 1997, future principal payments of long-term debt are as follows (in thousands):

Year Ending December 31 --
     1998...............................  $     869
     1999...............................        315
     2000...............................     20,011
     2001...............................     --
     2002...............................     --
     Thereafter.........................     --
                                          ---------
                                          $  21,195
                                          =========

REVOLVING CREDIT AGREEMENT

     In July 1997, the Company entered into a credit agreement with Bank One, Texas, N.A. (the "Credit Facility"). The Credit Facility was amended and restated in September 1997 primarily to provide for additional banks to lend to the Company under the Credit Facility. The Credit Facility provides the Company with an unsecured revolving line of credit of $75 million. The Company has a choice of two interest rate options when borrowing under the Credit Facility. Under one option, the interest rate is determined based on the higher of the Federal Funds Rate plus 0.5% or the bank's prime rate. An additional margin of zero to 0.25% is then added to the higher of these two rates. The additional margin depends on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization for the preceding twelve months ("EBITDA"). For purposes of this ratio, EBITDA may include the preceding

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED) twelve months' results for any companies acquired during the last year. Under the other interest rate option, borrowings bear interest based on designated short-term Eurodollar rates (which generally approximate the London Interbank Offered Rates or LIBOR, as published in major financial media) plus one to two percentage points, again depending on the ratio of debt to EBITDA. In addition, commitment fees of 0.125% to 0.375% per annum, also depending on the ratio of debt to EBITDA, are payable on the unused portion of the line of credit. The Credit Facility prohibits the payment of dividends by the Company without lender's approval and requires the Company to comply with certain financial covenants. The Credit Facility expires on July 2, 2000, at which time all amounts outstanding under the facility are due.

     The Credit Facility was further amended in April 1998 and again in December 1998 in order to increase borrowing capacity and to provide for additional banks to lend to the Company under the Credit Facility. The Credit Facility provides the Company with a revolving line of credit of $300 million secured by accounts receivable, inventory of the Company and the shares of capital stock of the Company's subsidiaries. The Company continues to have a choice of the two interest rate options when borrowing under the Credit Facility. Under one option, the interest rate is determined based on the higher of the Federal Funds Rate plus 0.5% or the bank's prime rate. An additional margin of zero to 1.25% is then added to the higher of these two rates. Under the other interest rate option, borrowings bear interest based on designated short-term Eurodollar rates (which generally approximate LIBOR) plus 1.0% to 2.5%. The additional margin for both options depends on the ratio of the Company's debt to EBITDA. Commitment fees of 0.25% to 0.5% per annum, also depending of the ratio of debt to EBITDA, are payable on the unused portion of the facility. The amended Credit Facility expires on November 1, 2001, at which time all amounts outstanding under the facility are due.

     As of December 31, 1997, the Company had borrowed $15.3 million under the Credit Facility at an average interest rate of approximately 6.7% per annum for the second half of 1997. As of February 18, 1999 $178.6 million was outstanding under the amended facility.

     The Notes in the amount of $5 million referred to above were issued to former owners of certain Purchased Companies as partial consideration of the acquisition purchase price. The Notes bear interest, payable quarterly, at a weighted average interest rate of 6.0% and are convertible by the holder into shares of the Company's Common Stock at a weighted average price of $22.08 per share. The terms of the Notes require $0.3 million of principal payments in 1999 and $4.7 million of principal payments at maturity in 2000.

     The Company estimates the fair value of long-term debt as of December 31, 1997, to be approximately the same as the recorded value.

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

7.  INCOME TAXES:

     The Company has implemented SFAS No. 109, "Accounting for Income Taxes," which provides for a liability approach to accounting for income taxes. The provision for income taxes consists of the following (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1996       1997
                                       ---------  ---------  ---------
Current --
     Federal.........................  $     501  $     893  $   6,346
     State and Puerto Rico...........        165        245      1,747
                                       ---------  ---------  ---------
                                             666      1,138      8,093
                                       ---------  ---------  ---------
Deferred --
     Federal.........................         96        243       (710)
     State and Puerto Rico...........        (20)        36         47
                                       ---------  ---------  ---------
                                              76        279       (663)
                                       ---------  ---------  ---------
                                       $     742  $   1,417  $   7,430
                                       =========  =========  =========

     The difference in income taxes provided for and the amounts determined by applying the federal statutory tax rate to income before income taxes result from the following (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1996       1997
                                       ---------  ---------  ---------
Income tax expense at the statutory
rate.................................  $     862  $   1,752  $   1,610
Increase (decrease) resulting from --
     State income taxes, net of
       related tax effect............        148        142      1,217
     Non-deductible expenses.........         26         30        401
     Non-recurring, non-cash
       compensation charge...........     --         --          4,045
     Effect of S Corporation income
       previously taxed to the former
       owners........................       (294)      (495)      (880)
     Non-deductible goodwill
       amortization..................     --         --            633
     Non-deductible acquisition costs
       related to Pooled Companies...     --         --            201
     Provision recognized upon
       termination of Subchapter S
       election......................     --         --            100
     Other...........................     --            (12)       103
                                       ---------  ---------  ---------
                                       $     742  $   1,417  $   7,430
                                       =========  =========  =========

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

     Deferred income tax provisions result from current period activity that has been reflected in the financial statements but which is not includable in determining the Company's tax liabilities until future periods. Deferred tax assets and liabilities reflect the tax effect in future periods of all such activity to date that has been reflected in the financial statements but which is not includable in determining the Company's tax liabilities until future periods.

                                           DECEMBER 31,
                                       --------------------
                                         1996       1997
                                       ---------  ---------
                                          (IN THOUSANDS)
Deferred income tax assets --
     Accounts receivable and
      allowance for doubtful
      accounts.......................  $     (55) $    (340)
     Accrued liabilities and
     expenses........................       (579)    (1,623)
     Other...........................       (177)      (437)
                                       ---------  ---------
          Total deferred income tax
           assets....................       (811)    (2,400)
                                       ---------  ---------
Deferred income tax liabilities --
     Property and equipment..........         47        309
     Long-term installation
     contracts.......................      1,490      1,883
     Other...........................         56        123
                                       ---------  ---------
          Total deferred income tax
           liabilities...............      1,593      2,315
                                       ---------  ---------
          Net deferred income tax
           (assets) liabilities......  $     782  $     (85)
                                       =========  =========

     The deferred tax assets and liabilities reflected above are included in the consolidated balance sheet at December 31, 1997, as $2.0 million of current deferred income tax assets in prepaid expenses and other, $0.5 million of non-current deferred income tax assets in other non-current assets, $1.4 million of current deferred income tax liabilities in other current liabilities and $1.0 million of non-current deferred income tax liabilities in deferred income taxes.

8.  EMPLOYEE BENEFIT PLANS:

     Certain of the Company's subsidiaries sponsor various retirement plans for most full-time and some part-time employees. These plans consist of defined contribution plans and multi-employer pension plans and cover employees at substantially all of the Company's operating locations. The defined contribution plans provide for contributions ranging from 1% to 5% of covered employees' salaries or wages and totaled $1.4 million for 1995, $1.8 million for 1996 and $1.4 million for 1997. Of these amounts, approximately $830,000 and $400,000 was payable to the plans at December 31, 1996, and December 31, 1997, respectively.

     Certain of the Company's subsidiaries also participate in several multi-employer pension plans for the benefit of their employees who are union members. Company contributions to these plans were approximately $0.7 million for 1995, $0.6 million for 1996 and $0.8 million for 1997. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which Company employees participate.

9.  COMMITMENTS AND CONTINGENCIES:

LEASES

     The Company leases certain facilities and equipment under noncancelable operating leases. Rent expense for the years ended December 31, 1995, 1996, and 1997 was $0.5 million, $0.5 million, and $1.8 million, respectively. Concurrent with the acquisitions of certain Founding, Pooled and Purchased Companies, the Company entered into various agreements with previous owners to lease land and buildings

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED) used in the Company's operations. The terms of these leases range from five years to twenty years and provide for certain escalations in the rental expenses each year. Included in the 1997 rent expenses above is approximately $1.0 million of rent paid to these related parties. The following represents future minimum rental payments under noncancelable operating leases (in thousands):

Year ending December 31 --
     1998............................  $   3,948
     1999............................      3,508
     2000............................      3,089
     2001............................      2,580
     2002............................      2,165
     Thereafter......................      9,204
                                       ---------
                                       $  24,494
                                       =========

CLAIMS AND LAWSUITS

     The Company is from time to time party to litigation in the ordinary course of business. There are currently no pending legal proceedings that, in management's opinion, would have a material adverse effect on the Company's operating results or financial condition. The Company maintains various insurance coverages in order to minimize financial risk associated with certain claims. The Company has provided accruals for probable losses and legal fees associated with certain of these actions in the accompanying consolidated financial statements.

10.  STOCKHOLDERS' EQUITY:

COMMON STOCK AND PREFERRED STOCK

     Comfort Systems effected a 121.1387-for-one stock split on March 19, 1997 for each share of Common Stock of the Company then outstanding. In addition, the Company increased the number of authorized shares of Common Stock to 52,969,912 and authorized 5,000,000 shares of $.01 par value preferred stock. The effects of the Common Stock split and the increase in the number of shares of authorized Common Stock have been retroactively reflected on the balance sheet and in the accompanying notes as applicable. Subsequent to December 31, 1997, the Company increased the number of authorized shares of Common Stock to 102,969,912.

     In connection with the organization and initial capitalization of Comfort Systems, the Company issued 121,139 shares of Common Stock at $.01 per share to Notre Captial Ventures II, L.L.C. ("Notre"). In January 1997, the Company issued 2,848,773 additional shares to Notre for $.01 per share.

     In January and February 1997, the Company issued a total of 1,269,935 shares of Common Stock to management of and consultants to the Company at a price of $.01 per share. As a result, the Company recorded a non-recurring, non-cash compensation charge of $11.6 million in the first quarter of 1997, representing the difference between the amount paid for the shares and the estimated fair value of the shares on the date of sale.

     On June 16, 1998, the Company completed a second public offering (the "Second Public Offering") of 400,000 shares of its Common Stock. The net proceeds from this offering of $7.6 million were used to repay debt. On July 21, 1998, the underwriters exercised their overallotment option in connection with the Second Public Offering completed in June 1998. An additional 61,479 shares of Common Stock was sold and the net proceeds of $1.2 million were used to repay debt.

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

RESTRICTED COMMON STOCK

     In March 1997, Notre exchanged its 2,742,912 shares of Common Stock for an equal number of shares of restricted voting common stock ("Restricted Voting Common Stock"). The holder of Restricted Voting Common Stock is entitled to elect one member of the Company's Board of Directors and to 0.55 of one vote for each share on all other matters on which they are entitled to vote. Holders of Restricted Voting Common Stock are not entitled to vote on the election of any other directors.

     Each share of Restricted Voting Common Stock will automatically convert to Common Stock on a share-for-share basis (i) in the event of a disposition of such share of Restricted Voting Common Stock by the holder thereof (other than a distribution which is a distribution by a holder to its partners or beneficial owners, or a transfer to a related party of such holders (as defined in Sections 267, 707, 318 and/or 4946 of the Internal Revenue Code of 1986, as amended)),
(ii) in the event any person acquires beneficial ownership of 15% or more of the total number of outstanding shares of Common Stock of the Company, or (iii) in the event any person offers to acquire 15% or more of the total number of outstanding shares of Common Stock of the Company. After July 1,1998, the Board of Directors may elect to convert any remaining shares of Restricted Voting Common Stock into shares of Common Stock in the event 80% or more of the originally outstanding shares of Restricted Voting Common Stock have been previously converted into shares of Common Stock.

EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share."SFAS No. 128 revises the methodology to be used in computing earnings per share (EPS) such that the computations previously required for primary and fully diluted EPS are to be replaced with "basic" and "diluted" EPS. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive outstanding options. The options and Notes are not included in the weighted average shares outstanding because they were antidilutive. The Company has adopted SFAS No. 128 and restated EPS for all periods presented.

     The following table summarizes weighted average shares outstanding for each of the periods presented (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1996       1997
                                       ---------  ---------  ---------
Shares issued in connection with the
  acquisitions of Founding
  Companies..........................     --         --          5,008
Shares sold pursuant to the IPO......     --         --          3,142
Shares held by Notre, management and
  consultants........................      4,240      4,240      4,240
Shares issued in connection with the
  acquisitions of Pooled Companies... 4,439 4,439 4,507 Shares issued in connection with the
  underwriter's overallotment........     --         --            434
Shares issued in connection with the
  acquisitions of the Purchased
  Companies..........................     --         --            184
                                       ---------  ---------  ---------
Weighted average shares
  outstanding -- Basic...............      8,679      8,679     17,515
Weighted average portion of shares
  related to stock options under the
  treasury stock method..............     --         --         --
Weighted average shares related to
  the issuance of convertible
  notes..............................     --         --         --
                                       ---------  ---------  ---------
Weighted average shares
  outstanding -- Diluted.............      8,679      8,679     17,515
                                       =========  =========  =========

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

11.  STOCK OPTION PLANS:

LONG-TERM INCENTIVE PLAN

     In March 1997, the Company's stockholders approved the Company's 1997 Long-Term Incentive Plan which provides for the granting or awarding of incentive or non-qualified stock options, stock appreciation rights, restricted or deferred stock, dividend equivalents or other incentive awards to directors, officers, key employees and consultants to the Company.

     The Company's 1997 Long-Term Incentive Plan provides for the granting of options to key employees to purchase an aggregate of not more than 13% of the total number of shares of the Company's Common Stock outstanding at the time of grant. Such options have been issued by the Company at fair market value on the date of grant and become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. The options expire after seven years from the date of grant if unexercised. Outstanding options may be canceled and reissued under terms specified in the plan.

     The following table summarizes activity under the Company's stock option plan:


                                          1997
                                       ----------
Options outstanding, beginning of
  year...............................      --
     Granted (range of exercise
      prices, $13.00 to $17.88)......   2,537,203
     Forfeited (range of exercise
      prices, $13.00 to $17.88)......      --
                                       ----------
Options outstanding, end of year.....   2,537,203
                                       ==========

     The Company accounts for its stock-based compensation under Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under this accounting method, no expense in connection with a stock option is recognized in the consolidated statements of operations if the exercise price of the option is equal to the market price of the stock on the date of grant. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires that if a company accounts for stock-based compensation in accordance with APB 25, the company must also disclose the effects on its results of operations as if an estimate of the value of stock-based compensation at the date of grant was recorded as an expense in the company's statement of operations. These effects for the Company are as follows (in thousands, except per share data):

                                                                                                                   1997
                                                                                                                 ---------
Net Loss                               As reported.............................................................  $  (2,830)
                                       Pro forma for SFAS No. 123..............................................  $  (3,229)
Loss Per Share                         As reported.............................................................  $    (.16)
                                       Pro forma for SFAS No. 123..............................................  $    (.18)

     Pro forma basic loss per share and diluted loss per share are the same for SFAS No. 123 purposes.

     The effects of applying SFAS No. 123 in the pro forma disclosure may not be indicative of future amounts as additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield..............           0.00%
Expected stock price volatility......          39.41%
Risk free interest rate..............     5.77%-6.15%
Expected life of options.............         7 years

     Options outstanding at December 31, 1997, had exercise prices ranging from $13.00 to $17.88, a weighted average remaining contractual life of 6.6 years, a weighted average fair value of $4.24 per option and a weighted average exercise price of $13.72 per option.

                           COMFORT SYSTEMS USA, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) -- (CONTINUED)

NON-EMPLOYEE DIRECTORS STOCK PLAN

     In March 1997, the Company's stockholders approved the 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), which provides for the granting or awarding of stock options and stock appreciation rights to non-employees. The number of shares authorized and reserved for issuance under the Directors' Plan is 250,000 shares. The Directors' Plan provides for the automatic grant of options to purchase 10,000 shares to each non-employee director serving at the commencement of the Offering.

     Each non-employee director will be granted options to purchase 10,000 shares at the time of the initial election. In addition, each director will be automatically granted options to purchase an additional 5,000 shares at each annual meeting of the stockholders occurring more than two months after the date of the director's initial election. All options will be granted with an exercise price equal to the fair market value at the date of grant and are immediately vested upon grant.

     Options have been granted to three current members of the board of directors to purchase 10,000 shares of Common Stock at the initial offering price at the date of the IPO. These options will expire at the earlier of 10 years from the date of grant or one year after termination of service as a director.

     The Directors' Plan allows non-employee directors to receive shares ("Deferred Shares") at future settlement dates in lieu of cash. The number of Deferred Shares will have an aggregate fair market value equal to the fees payable to the directors and will result in compensation expense on the grant date.

12.  SIGNIFICANT VENDORS:

     Significant vendors are defined as those that account for greater than 10% of the Company's purchases. For the year ended December 31, 1997, one vendor accounted for 10.9% of the Company's purchases. There were no significant vendors in 1996 or 1995. The Company believes that an interruption in supply from the significant vendor referred to above would not have a material adverse impact on the financial position or results of operations of the Company.

13.  RESTATEMENT:

     The Company has restated its 1996 and 1995 consolidated financial statements to include the results of operations and cash flows of various businesses acquired in 1997 accounted for under the pooling of interests method of accounting. The restatement had no effect on the 1996 financial position of the Company. These acquisitions had been accounted for as immaterial pooling of interest transactions for which prior periods were not restated in the Company's previously issued financial statements included in the Company's 1997 Annual Report on Form 10-K. The restatement resulted from a new evaluation of the aggregate impact of individually immaterial pooling of interests transactions on the Registrant's prior period financial statements. The effect of the restatement is as follows: (in thousands, except per share data)

                                                                                                           DILUTED NET INCOME
                                                                                                                 (LOSS)
                                                   REVENUES                     NET INCOME (LOSS)              PER SHARE
                                       --------------------------------  -------------------------------  --------------------
                                         1995       1996        1997       1995       1996       1997       1995       1996
                                       ---------  ---------  ----------  ---------  ---------  ---------  ---------  ---------
As previously reported...............  $  65,167  $  96,296  $  237,709  $   1,293  $   3,590  $  (2,830) $     .17  $     .42
Effect of restatement................     10,382      1,019      --            428        169     --            .03        .01
                                       ---------  ---------  ----------  ---------  ---------  ---------  ---------  ---------
     As restated.....................  $  75,549  $  97,315  $  237,709  $   1,721  $   3,759  $  (2,830) $     .20  $     .43
                                       =========  =========  ==========  =========  =========  =========  =========  =========


                                         1997
                                       ---------
As previously reported...............  $    (.16)
Effect of restatement................     --
                                       ---------
     As restated.....................  $    (.16)
                                       =========

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE COMPANY HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


Date:  February 18, 1998                  COMFORT SYSTEMS USA, INC.

                                          By: J. GORDON BEITTENMILLER
                                              J. GORDON BEITTENMILLER
                                              CHIEF FINANCIAL OFFICER

                                                                    EXHIBIT 23.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 10-K/A, into the Company's previously filed Registration Statement File No. 333-38011.


ARTHUR ANDERSEN LLP

Houston, Texas
February 18, 1999